

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2024

Matthew Liotta
Chief Executive Officer
Volato Group, Inc.
1954 Airport Road, Suite 124
Chamblee, GA 30341

> **Re: Volato Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 12, 2024**
>   **File No. 333-276479**

Dear Matthew Liotta:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   For each of the common shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares or the securities overlying such shares.

2.   Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Risk Factors
Risks Related to Being a Public Company
Sales of Common Stock, or the perception of such sales, by us or the Selling Stockholders...,
page 24

3.   In the last paragraph of this risk factor you disclose that while the selling stockholders
       may experience a positive rate of return on their investment in your common stock as a
       result of potential future sales, the public securityholders may not experience a similar rate
       of return on the securities they purchased due to differences in their purchase prices and
       the trading price. Please revise your risk factors to also include the purchase price of the
       securities being registered for resale and the percentage that these shares currently
       represent of the total number of shares outstanding. Also disclose that even though the
       current trading price is below the SPAC IPO price, the private investors have an incentive
       to sell because they will still profit on sales because of the lower price that they purchased
       their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
57

4.   We note that the projected revenues for 2023 were $136.8 million, as set forth in the
       unaudited prospective financial information management prepared and provided to the
       Board, the company's financial advisors and PROOF Acquisition Corp. in connection
       with the evaluation of the Business Combination. We also note that your actual revenues
       for the Nine Months Ended September 30, 2023 was approximately $41.8 million. It
       appears that you will miss your 2023 revenue projection. Please update your disclosure in
       Liquidity and Capital Resources, and elsewhere, to provide updated information about the
       company's financial position and further risks to the business operations and liquidity in
       light of these circumstances.

5.   In light of the significant number of redemptions and the unlikelihood that the company
       will receive significant proceeds from exercises of the warrants because of the disparity
       between the exercise price of the warrants and the current trading price of the Class A
       common stock, expand your discussion of capital resources to address any changes in the
       company's liquidity position since the business combination. If the company is likely to
       have to seek additional capital, discuss the effect of this offering on the company's ability
       to raise additional capital.

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that common stock being offered for resale pursuant to this prospectus by the Selling Stockholders represent approximately 45% of the shares of common stock outstanding, and that such selling shareholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Reid Avett